CommVault Systems, Inc.
2 Crescent Place
Oceanport, NJ 07757
September 19, 2006
BY EDGAR & UPS
Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Shuman, Branch Chief — Legal
100 F Street, N.E.
Washington, D.C. 20549

Re:	CommVault Systems, Inc. (“CommVault”)
Registration Statement on Form S-1
File No. 333-132550
Mr. Shuman:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, CommVault hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement (the “Form S-1”) be declared effective at 3:00 p.m., eastern daylight time, on Thursday, September 21, 2006, or as soon thereafter as practicable.
          In connection with this request, CommVault acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CommVault from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	CommVault may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, in connection with the Registration Statement on Form 8-A (the “Form 8-A”) filed hereby by CommVault under the Securities Exchange Act of 1934, as amended, with respect to its Common Stock, par value $0.01 per share (the “Common Stock”), CommVault requests that the effective date be accelerated so that such Form 8-A will become effective upon receipt by the Securities and Exchange Commission of a certification from The Nasdaq Stock Market LLC that the Common Stock has been approved by it for listing and registration upon official notice of issuance and upon evidence of satisfactory distribution.

Mr. Mark P. Shuman
September 19, 2006

          Please call Philip Niehoff at (312) 701-7843 or Wendy Gallegos at (312) 701-8057 to provide notice of the effectiveness of the Form S-1 and Form 8-A.

Respectfully submitted,
/s/ Warren H. Mondschein
Warren H. Mondschein
Vice President and General Counsel CommVault Systems, Inc.